File No. 70-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                   -------------------------------------------
                                    FORM U-1

                           APPLICATION AND DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03833


                               UNITIL CORPORATION
                              ---------------------
                 (name of top registered holding company parent)

                                 Mark H. Collin
                                    Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03833
                     (Name and address of agent for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                            Sheri E. Bloomberg, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-5389

Item 1.   DESCRIPTION OF THE PROPOSED TRANSACTIONS

     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby applies for the approval of the Securities and Exchange Commission (the "Commission") under Sections 6(a) and 7 of the Act for: (i) the granting of options (the "Stock Options") which will entitle the holders thereof to purchase up to 350,000 shares of its no par value common stock (the "Common Stock") under its 1998 Stock Option Plan (the "Plan") and (ii) the issuance of up to 350,000 shares of Common Stock upon the exercise of options to be granted under the Plan.

     A.   Authorization to Grant Options to Purchase Common Stock

     Effective December 11, 1998, by action of its board of directors Unitil will adopt the Plan. The purpose of the Plan is to provide an incentive to key employees and directors of Unitil and its affiliates who are in a position to contribute materially to the long-term success of Unitil and/or its affiliates, to increase their interest in the welfare of Unitil and its affiliates and to aid in attracting and retaining employees and directors of outstanding ability.

     There are approximately 28 employees and directors of Unitil and its affiliates who are eligible to participate in the Plan. The Plan is administered by a committee (the "Committee") consisting of members of the Unitil Board of Directors. The Committee has authority to determine the eligibility of employees and directors to participate in the Plan, to grant Stock Options under the Plan, to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to determine the terms and provisions of Stock Option agreements executed pursuant to the Plan (including the purchase price and the period during which such Options may be exercised) and to make all other determinations necessary or advisable for the administration of the Plan. While Committee members are eligible to receive Stock Options under the Plan, no member of the Committee will have the authority to render any decision with respect to his or her participation in or entitlement to benefits under the Plan. From time to time, the Committee will determine and designate those employees and directors who are to be granted Stock Options and shall specify the number of shares of Common Stock subject to each Stock Option.

     The Plan contains provisions regarding the effect of termination of director status or employment with Unitil on outstanding Stock Options. If the employment or status as a director of a grantee of a Stock Option pursuant to the Plan is terminated for any reason other than for cause (as defined in the Plan attached as Exhibit A-2 hereto), only those Stock Options held by such grantee which are immediately exercisable at the time of such termination shall be exercisable by such grantee following the termination. Any such Stock Options must be exercised within 3 months after such termination of employment or status as a director, but in no event after expiration of the Stock Option's term, or they will be forfeited. If a grantee's employment or status as a director is terminated by Unitil or an affiliate for cause (as defined in the Plan attached as Exhibit A-2 hereto), all then outstanding Stock Options held by such grantee will expire immediately and will not be exercisable after the termination of the grantee's employment or status as a director.

     If a grantee's employment or status as a director is terminated on account of the grantee's death, or in the case of an employee, on account of such employee's disability (as defined in the Plan attached as Exhibit A-2 hereto), only those Stock Options held by the grantee which were immediately exercisable at the date of his or her death or disability will be exercisable by the grantee, or the grantee's guardian or legal representative, or the grantee's estate or beneficiaries thereof to whom the Stock Options have been transferred. Any such Stock Options must be exercised by the earlier of (i) 12 months from the date of the grantee's death or disability, or (ii) the expiration of the Stock Option's term, or they will be forfeited.

     Stock Options granted under the Plan will entitle the holders thereof to purchase Common Stock at a price established by the Committee. Under the Plan, Stock Options for shares constituting not more than 5% of the outstanding Common Stock may be issued in any one year to eligible grantees. Assuming no change in the number of shares outstanding as of November 1, 1998, the maximum number of shares which may be issued in connection with the Plan during the first year is 227,385. In the event of any stock dividend, stock-split, recapitalization or other similar change to the Common Stock, the Committee will make proportionate adjustments with respect to the Plan. The Board of Directors of Unitil may also amend, suspend, discontinue or terminate the Plan, provided that such action may not adversely affect the rights of any grantee under a Stock Option previously granted thereto. For further information concerning the provisions of the Plan, reference is made to Exhibit A-2 hereto.

     Unitil hereby requests authorization to grant Stock Options under to the Plan to purchase Common Stock which will entitle the holders thereof to purchase up to 350,000 shares of Common Stock.

     B.    Authorization to Issue Shares of Common Stock Under the Plan

     Unitil anticipates that the Stock Options to be granted under to the Plan could result in the issuance of up to 350,000 shares of Common Stock. Unitil intends to file a registration statement with the Commission for the purpose of registering the shares of Common Stock to be issued upon exercise of the Stock Options under the Securities Act of 1933, as amended (the "1933 Act"). Unitil hereby requests authorization for the issuance of up to 350,000 shares of Common Stock upon the exercise of Stock Options to be granted under the Plan.

     C. Involvement of Unitil and its Affiliates with Exempt Wholesale Generators and Foreign Utility Companies.

     The proposed transactions may be subject to Rules 53 and 54. Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used by Unitil to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any subsidiary thereof is, or as a consequence of the proposed transaction will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53 (a)-(c) are satisfied as required by Rule 54.

Item 2    FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of Unitil expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

                  Commission Filing fees relating to
                    1933 Act Registration. . . . . . .. . . . $ 2,700

                  Legal fees. . . . . . . . . . . . . . . . . $25,000

                  Exchanging, printing and
                    engraving of stock certificates . . . . . $ 4,000

                  Miscellaneous . . . . . . . . . .  . . . . .$12,000

                                    Total . . . . . . . . .  .$43,700

Item 3    APPLICABLE STATUTORY PROVISIONS

     Sections 6 and 7 of the Act are directly applicable to this application and declaration. The proposed issuance and sale of shares through the 1998 Stock Option Plan are subject to Sections 6 and 7 of the Act. Unitil requests that this declaration be allowed to become effective under Section 7 of the Act for the maximum number of shares described in Item 1 above (350,000) to be issued pursuant to the Plan. Item 4 REGULATORY APPROVALS

     No commission, other than this Commission, has jurisdiction over the proposed transaction described in this Application.

Item 5    PROCEDURE

     It is requested that the Commission issue and publish no later than December 18, 1998, the requisite notice under Rule 23 with respect to the filing of this Declaration, such notice to specify a date not later than January 12, 1999 as the date after which an order granting and permitting this Declaration to become effective may be entered by the Commission and that the Commission enter not later than January 12, 1999, an appropriate order granting and permitting this Declaration to become effective.

     Unitil respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6    EXHIBITS AND FINANCIAL STATEMENTS

          a)  Exhibits

               A-1 Articles of Incorporation of Unitil Corporation (Incorporated by Reference to Exhibit 3.1 to Form S-14 Registration Statement 2-93769. 1992 Amendment to Articles of Incorporation Incorporated by Reference to Exhibit 3.2 to Form 10-K for 1992)

               A-2  Unitil Corporation 1998 Stock Option Plan

               F-1  Opinion of Counsel

               G-1  Financial Data Schedule

               H-1  Proposed   Form  of  Notice

          b)   Financial  Statements

               1. Consolidated Condensed Balance Sheets, September 30, 1998 (per book and pro forma)

               2. Consolidated Condensed Statement of earnings, twelve months ended September 30, 1998 (per book and pro forma)

               3. Consolidated Statements of cash flows, twelve months ended September 30, 1998 (per book and pro forma)

Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The  proposed  transactions   described  herein  involve  the  acquisition,
issuance or sale of securities and not any major action which will significantly affect the quality of the human environment.

     No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             UNITIL CORPORATION

                                             By:  /s/ Mark H. Collin
                                                  --------------------------
                                                      Name:  Mark H. Collin
                                                      Title: Treasurer